FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION

☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS

☐ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:
____

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented:
____

☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1. **A.** Your full name:

Egan-Jones Ratings Company

B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

N/A

(ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A

C. Address of your principal office (do not use a P.O. Box):

61 Haverford Sta. Rd.	Haverford	PA	19041
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

D. Mailing address, if different:

N/A	N/A	N/A	N/A
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

E. Contact person (See Instructions):

Michael Brawer   Designated Compliance Officer
(Name and Title)

61 Haverfod Sta. Rd.	Haverford	PA	19041(also in NY
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/30/2021 — Egan-Jones Ratings Company

(Date) — (Name of the Applicant/NRSRO)

By: /s/ Sean Egan — Sean Egan, President

(Signature) — (Print Name and Title)

2. **A**. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) ____________

B. Month and day of your fiscal year end: 12/31

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Delaware Date of formation: 12/1/92

3. Your credit rating affiliates (See Instructions):

(Name)	(Address)
N/A	N/A

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Michael Brawer Designated Compliance Officer

(Name and Title)

(Number and Street)	(City)	(State/Country)	(Postal Code)
61 Haverford Sta. Rd.	Haverford	PA	19041 (also in NY office

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Firm displays Form NRSRO and Exhibits 1-9 on its website

at the following URL: https://www.egan-jones.com/nrsro

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

____

____

____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching ________certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. **DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.**

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	10119	12/1995
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☑	975	12/1995
corporate issuers	☑	9339	12/1995
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

The Firm posts its public ratings on its website (www.egan-jones.com) in readily accessible form for its institutional only customers who are charged on a negotiated subscription basis for access to the rm's ratings. All subscribers have ready access to the website through a secure login.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☑	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☑	☐

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
Egan-Jones Ratings Company	3/15/2013

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☑ Item 8C

Full name of the person for whom this DRP is being submitted:

Sean J. Egan

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

See Securities Exchange Act of 1934, Release No. 68703/ January 22, 2013, Administrative Proceeding File No. 3-14856.

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not Applicable.

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

See above Item 8A.

Egan-Jones Ratings Company ("EJR")

List of all Material Changes made in the application for Registration of the NRSRO that occurred for the Calendar Year 2020

A. On June 25, 2020 EJR submitted an Update of Registration to Form NRSRO which reflected changes to the following:

1) Exhibit 2, which includes changes to the following:
   a. Updated Exhibit 2 – the list of material changes made to the firm's Methodologies for Determining Credit Ratings (Main Methodology) includes:

      1) Effective on April 3, 2020, adding "Suspended" status as a rating action by EJR. EJR may "Suspend" a credit rating due to a delay in the issuance of financial statements or other information EJR deems necessary in order to properly surveil and maintain a rating;

B. On October 1, 2020 EJR submitted an amended Form NRSRO Annual Certification which reflected changes to the following:

1) Updated Form NRSRO, which includes the updated answer to Item 8C
2) Exhibit 4, which includes changes to:
   a. Included the DCO in its organizational chart;

C. On November 20, 2020 EJR submitted an Update of Registration to Form NRSRO which reflected changes to the following:

1) Exhibit 5, which includes changes to:
   a. Update of "EJR Code of Conduct."
2) Exhibit 7, which includes changes to:
   a. Update of "EJR Code of Conduct."

D. On December 22, 2020 EJR submitted an Update of Registration to Form NRSRO which reflected changes to the following:

1) Exhibit 7, which includes changes to:
   a. Update of Policies and Procedures to address and manage conflicts of interest, included the new procedure "Roles and responsibilities: supplemental procedure pertaining to the firm's Co-Founder" which replaced "Roles and responsibilities: supplemental procedure pertaining to the firm's shareholder".

Note: Though not part of the material changes during the calendar year 2020, in the interests of full disclosure please be advised that following year end EJR submitted an Update of Registration to Form NRSRO to reflect organizational structure changes in Exhibit 4, identification of conflicts of interests relating to the issuance of credit ratings changes in Exhibit 6 and policies and procedures to address and manage conflicts of interest changes in Exhibit 7. Accordingly, we included the current Exhibit 4, 6 and 7 with the Annual Certification.